SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Meadow Valley Corporation

(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
583185103

(CUSIP Number)
YVM Acquisition Corporation
Attn: Bradley E. Larson
4602 E. Thomas Road
Phoenix, Arizona 85018
(602) 437-5400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
October 23, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXHIBIT A

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS YVM Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

EXHIBIT A

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Bradley E. Larson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		144,796 shares, including 47,334 vested options

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		144,796 shares, including 47,334 vested options

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,796 shares, including 47,334 vested options

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

EXHIBIT A

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Kenneth D. Nelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		140,018 shares, including 64,100 vested options

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,018 shares, including 64,100 vested options

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,018 shares, including 64,100 vested options

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

EXHIBIT A

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS John B. Furman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
          This Schedule 13D relates to the shares of common stock, $.001 par value (the “Common Stock”), of Meadow Valley Corporation (the “Company”). The principal executive offices of the Company are located at 4602 East Thomas Road, Phoenix, Arizona 85018.
Item 2. Identity and Background
          This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (a) YVM Acquisition Corporation, a Delaware corporation (“YVM”), (b) Bradley E. Larson, an individual (“Larson”), (c) Kenneth D. Nelson, an individual (“Nelson”), and (d) John B. Furman, an individual (“Furman”). The Reporting Persons have entered into a Joint Filing Agreement dated as of November 2, 2007, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.
          The principal business of YVM is to act as a potential acquisition vehicle. The address of YVM’s principal office is 2375 East Camelback Road, Suite 700, Phoenix, Arizona 85016.
          The business address of Messrs. Larson and Nelson is 4602 East Thomas Road, Phoenix, Arizona 85018. The residence address of Mr. Furman is 8093 Wingspan Way, Scottsdale, Arizona 85255.
          Mr. Larson is the President and Chief Executive Officer and a director of the Company. Mr. Nelson is Vice President and Chief Administrative Officer and a director of the Company. The address of the Company is 4602 East Thomas Road, Phoenix, Arizona 85018. Mr. Furman is a consultant. Mr. Larson is the President and Chief Executive Officer of YVM; Mr. Nelson is the Vice President and Secretary of YVM; and Mr. Furman is the Treasurer of YVM.
          Each of the individual Reporting Persons is a U.S. citizen.
          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          To the extent that the Reporting Persons determine to propose a transaction to the Board of Directors of the Company, the Reporting Persons plan to utilize equity and debt funds from one or more financial institutions or professional investors on terms to be determined.
Item 4. Purpose of the Transaction
          The Reporting Persons advised the Board of Directors of the Company that the Reporting Persons are considering proposing a transaction or series of transactions that would result in the acquisition by the Reporting Persons, directly or indirectly, of all of the outstanding Common Stock of the Company other than those shares of Common Stock held by the Reporting Persons. The structure of the transaction or series of transactions has not yet been determined. The Reporting Persons have engaged, or may engage in the future, legal and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company. A copy of the letter sent by the Reporting Persons to the Board of Directors of the Company is attached as Exhibit B.

Item 5. Interest in Securities of the Issuer
          (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon 5,129,760 shares outstanding as of August 3, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
          (c) No transactions in the Company’s Common Stock were effected during the past 60 days by any Reporting Person.
          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          None of the Reporting Persons has any contracts, arrangements, understandings, or relationships with any persons with respect to the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies except as disclosed in the latest proxy statement of the Company.
Item 7. Material to be Filed as Exhibits
          Exhibit A — Joint Filing Agreement dated as of November 2, 2007
          Exhibit B — Letter to Board of Directors

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2007

YVM ACQUISITION CORPORATION

By:	/s/ Bradley E. Larson

Name:	Bradley E. Larson

Title:	President and Chief Executive Officer

/s/ Bradley E. Larson

Bradley E. Larson

/s/ Kenneth D. Nelson

Kenneth D. Nelson

/s/ John B. Furman

John B. Furman

EXHIBIT A
JOINT FILING AGREEMENT
Dated as of November 2, 2007
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Meadow Valley Corporation, a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Rest of page intentionally left blank]

1

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

YVM ACQUISITION CORPORATION

By:	/s/ Bradley E. Larson

Name:	Bradley E. Larson

Title:	President and Chief Executive Officer

/s/ Bradley E. Larson

Bradley E. Larson

/s/ Kenneth D. Nelson

Kenneth D. Nelson

/s/ John B. Furman

John B. Furman

2

EXHIBIT B
YVM Acquisition Corporation
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
November 2, 2007
Board of Directors
Meadow Valley Corporation
4602 East Thomas Road
Phoenix, Arizona 85018
Gentlemen:
     We are writing to indicate that the undersigned company, along with Bradley E. Larson, Kenneth D. Nelson, and John B. Furman, is considering proposing a transaction or series of transactions to acquire for cash all of the shares of outstanding common stock of Meadow Valley Corporation (the “Company”) that are not owned by us.
     We believe that any proposal we may make would represent an attractive opportunity for the Company’s public stockholders to receive liquidity at a premium for their shares over recent trading prices. As such, our goal in any such proposal would be to structure a transaction that would be fair to and in the best interests of the Company’s stockholders.
     We anticipate that you will form a special committee of the Board of Directors (the “Committee”) consisting solely of independent directors to consider any proposal that we may make with the assistance of outside financial and legal advisors. We do not plan to proceed with any transaction unless it has been approved by the Committee. We would welcome the opportunity to meet with the Committee at its earliest convenience to discuss any proposal that we may make. We have retained ThomasLloyd Capital LLC as our financial advisor to assist us in considering a proposed transaction, and we authorize the Committee’s advisors to contact ThomasLloyd directly.
     We are formulating plans regarding potential financing for this transaction and are confident that sufficient financing can be arranged to consummate a transaction. All elements of this letter are non-binding and are subject to execution of definitive agreements containing typical terms and conditions for transactions of this type following approval by the Committee.
     We look forward to working with the Committee to formulate a mutually beneficial transaction for the Company’s stockholders.

Sincerely,

YVM Acquisition Corporation

By:	/s/ Bradley E. Larson